02027791 P.E 4-25-02

0-30360

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 25, 2002

KPNQWEST N.V.

South Point, Building F
Scorpius 60
2130 GE Hoofddorp
The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

KPNQwest N.V.

Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2002

KPNQwest N.V.
(Registrant)

By: J.W. Peterson
Name: J. Weston Peterson
Title: Vice President

kpn/Qwest

News

KPNQwest Announces Revisions to Financial Guidance

- Retains Bear Stearns & Co. Inc. to Advise on Strategic & Financial Alternatives

Hoofddorp, The Netherlands, 24th April 2002 – KPNQwest N.V. today announced that it is reviewing its 2002 financial guidance in light of severely deteriorating market conditions. KPNQwest believes that revenue for 2002 is likely to be between €1,000 - €1,050 million against previous guidance of €1.3 billion and EBITDA is expected to be in the region of €140 million compared to previous guidance of €175 million for 2002.

The revision in the outlook is attributable to a number of factors, including a recent dramatic deterioration in the optical capacity and wholesale markets, the effective closure of the IRU and infrastructure markets and a softening of demand in the enterprise market.

KPNQwest is currently reviewing its outstanding liabilities and has retained Bear, Stearns & Co. Inc., a leading investment banking and securities trading and brokerage firm, to advise the company on exploring alternative means of reorganising its balance sheet. Alternatives being explored include raising additional capital, selling certain non-strategic assets and a recapitalisation of the balance sheet, which may lead to the non-payment of interest on the company's high yield indebtedness. KPNQwest plans to work closely with its banks, suppliers, bondholders and shareholders in reviewing these alternatives.

About KPNQwest
KPNQwest (NASDAQ & ASE: KQIP), the leading pan-European data communications and hosting company, delivers a full range of carrier and corporate networking solutions, hosting and Internet services across an 18-country 25,000 km European footprint, interoperable with the 300,000km Qwest global network. The company owns and operates the EuroRings™, the fastest, most advanced fibre-optic backbone in Europe, which connects 60 cities, 14 of them with extensive Metropolitan Area Networks, and a network of 28 ultra-secure hosting facilities, the KPNQwest CyberCentres.™ For more information please visit the KPNQwest website at: www.kpnqwest.com.

For further information, please contact:

Piers Schreiber
Corporate Communications – KPNQwest
Tel: +31 23 568 7612
Email: piers.schreiber@kpnqwest.com

Jerry Yohananov
Investor Relations - KPNQwest
Tel: +31 23 568 7602
Email: jerry.yohananov@kpnqwest.com

This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the written prospectus relating to the initial public offering and the related registration statement filed by KPNQwest with the SEC, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including failure to complete our network as planned and on time, failure of European Internet use to increase as expected, significant competition, rapid technological change and adverse changes in the regulatory environment. KPNQwest undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.